                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. __)*

                                  TELOS CORPORATION
             ------------------------------------------------------------
                                   (NAME OF ISSUER)

             12% CUMULATIVE EXCHANGEABLE REDEEMABLE PREFERRED STOCK
             ------------------------------------------------------------
                            (TITLE OF CLASS OF SECURITIES)

                                     126520 20 4
             ------------------------------------------------------------
                                    (CUSIP NUMBER)

                                   Timothy G. Ewing
                                Fisher Ewing Partners
                                   2200 Ross Avenue
                                      Suite 4660
                                 Dallas, Texas  75201
                                    (214) 999-1900
             ------------------------------------------------------------

       (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                                 AND COMMUNICATIONS)

                                    MARCH 1, 1995
            -------------------------------------------------------------
               (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 9 Pages
                           Exhibit index appears on page 6.

- -----------------------                               -------------------
 CUSIP No. 126520 20 4                                 Page 2 of 9 Pages
- -----------------------                               -------------------

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    VALUE PARTNERS, LTD.
- --------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                     (a)  [ ]

                                                                       (b)  [ ]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC
- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

    NOT APPLICABLE
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    TEXAS
- --------------------------------------------------------------------------------
7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER

    673,317
- --------------------------------------------------------------------------------
8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER

    -0-
- --------------------------------------------------------------------------------
9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER

    673,317
- --------------------------------------------------------------------------------
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED DISPOSITIVE POWER

     -0-
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

    673,317
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                          [ ]

- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    18.73%
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    PN
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- -----------------------                               -------------------
 CUSIP No. 126520 20 4                                 Page 3 of 9 Pages
- -----------------------                               -------------------

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    FISHER EWING PARTNERS
- --------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                     (a)  [ ]

                                                                       (b)  [ ]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC
- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT
    TO ITEMS 2(d) OR 2(e)
                                                                            [ ]
    NOT APPLICABLE
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    TEXAS
- --------------------------------------------------------------------------------
7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER

    673,317
- --------------------------------------------------------------------------------
8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER

    -0-
- --------------------------------------------------------------------------------
9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER

    673,317
- --------------------------------------------------------------------------------
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED DISPOSITIVE POWER

    -0-
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

    673,317
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                          [ ]

- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    18.73%
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    PN
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- -----------------------                               -------------------
 CUSIP No. 126520 20 4                                 Page 4 of 9 Pages
- -----------------------                               -------------------


ITEM 1.  SECURITY AND ISSUER

    The securities as to which this Schedule 13D ("Schedule") relates are the shares of 12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value per share ("Exchangeable Preferred"), of Telos Corporation, a Maryland corporation (the "Issuer"). The address of the Issuer's principal executive office is 460 Herndon Parkway, Herndon, Virginia 22070.

ITEM 2.  IDENTITY AND BACKGROUND

(a) This statement is filed on behalf of Value Partners Ltd., a Texas limited partnership ("VP"). In consideration of the definition of "beneficial owner" contained in Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Exchange Act"), this statement is also being filed on behalf of Fisher Ewing Partners, a Texas general partnership and the general partner of VP ("FEP"). Richard W. Fisher and Timothy G. Ewing are the general partners of FEP.

(b) The business address of all of VP, FEP and Messrs. Fisher and Ewing is:
Fisher Ewing Partners, 2200 Ross Avenue, Suite 4660 West, Dallas, Texas 75201.

(c) The principal business of each of VP and FEP is that of a private investment firm. The present principal occupation or employment of Mr. Fisher is managing general partner of FEP. The present principal occupation of Mr. Ewing is general partner of FEP. The principal business of Value Partners is investment in and trading of capital stocks, warrants, bonds, notes, debentures and other securities. The principal business of FEP is the management of Value Partners.

(d) During the past five years, none of VP, FEP and Messrs. Ewing and Fisher have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of VP, FEP and Messrs. Fisher and Ewing has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) VP is a Texas limited partnership. FEP is a Texas general partnership. Both of Messrs. Fisher and Ewing are U.S. citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    On various dates from June 30, 1994 until November 9, 1995, VP purchased a total of 673,317 shares of the Issuer's Exchangeable Preferred Stock for an aggregate purchase price of $2,725,129. VP's source of funds for such purchase was its working capital (i.e., its partnership capital account). None of FEP, Mr. Fisher or Mr. Ewing purchased any shares of the Issuer's Exchangeable Preferred Stock.

- -----------------------                               -------------------
 CUSIP No. 126520 20 4                                 Page 5 of 9 Pages
- -----------------------                               -------------------


ITEM 4.  PURPOSE OF TRANSACTION

    The purpose of the acquisition of shares of the Issuer's Exchangeable Preferred Stock by VP is for investment. The shares reported on this Schedule were not purchased with the intention of exercising control over the Issuer. Although the Exchangeable Preferred Stock is non-voting stock, it has the exclusive right to vote as a class for up to two directors if at any time or times dividends payable on the Exchangeable Preferred Stock shall be in arrears and unpaid for three consecutive full semi-annual periods. While VP intends to exercise its rights as a stockholder, except as set forth below, none of VP, FEP or Messrs. Fisher and Ewing currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's Articles of Incorporation, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

    Notwithstanding the above, VP, FEP or Messrs. Ewing or Fisher may vote the Exchangeable Preferred Stock for up to two directors as permitted by the Issuers's governing corporate documents. In addition, VP, FEP or Messrs. Ewing or Fisher may exercise any or all rights available to holders of the Exchangeable Preferred Stock, including, without limitation, the right to contact other holders of the Exchangeable Preferred Stock, request that a special meeting of holders of the Exchangeable Preferred Stock be called for the purpose of electing two directors to the Issuer's Board of Directors, as permitted by the Issuer's governing corporate documents, or take such other action as it may deem to be appropriate. In the future, VP, FEP or Messrs. Ewing or Fisher may determine to purchase additional shares of the Issuer's Exchangeable Preferred Stock (or other securities of the Issuer) or VP, FEP or Messrs. Ewing or Fisher may determine to sell shares of the Issuer's Exchangeable Preferred Stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    a. VP directly and beneficially owns 673,317 shares of the Issuer's Exchangeable Preferred Stock, which represents 18.73% of the Issuer's outstanding shares of Exchangeable Preferred Stock as of August 1, 1995, the date of the share calculation set forth on the Issuer's most recently filed Form 10-Q for the quarter ended June 30, 1995. None of FEP or Messrs. Fisher or Ewing directly owns any shares of Exchangeable Preferred Stock. By reason of the provisions of Rule 13d-3 under the Exchange Act, each of FEP and Messrs. Fisher and Ewing may be deemed

- -----------------------                               -------------------
 CUSIP No. 126520 20 4                                 Page 6 of 9 Pages
- -----------------------                               -------------------


to beneficially own the 673,317 shares of Exchangeable Preferred Stock owned by VP, but disclaim benefical ownership pursuant to Rule 13d-4.

    b. VP has the sole power to vote and the sole power to dispose of the shares of Exchangeable Preferred Stock owned by it through its general partner, FEP, and FEP acts solely through its general partners, Messrs. Fisher and Ewing. Accordingly, each of FEP and Messrs. Fisher and Ewing may be deemed to have sole voting and dispositive power with respect to the shares of Issuer's Exchangeable Preferred Stock owned by VP.

    c. Except as disclosed in Exhibit A of this Schedule, none of VP, FEP or Messrs. Fisher or Ewing has effected any transaction in the Issuer's Exchangeable Preferred Stock within the past 60 days.

    d. No person or entity other than VP has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Exchangeable Preferred Stock beneficially owned by VP.

    e.   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    As of the date of the execution of this Schedule, none of VP, FEP or Messrs. Fisher or Ewing is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Exchangeable Preferred Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or pledge or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Exchangeable Preferred Stock, other than the agreement among VP, FEP and Messrs. Fisher and Ewing with respect to the filing of this Schedule and any amendments thereto, which agreement is attached as Exhibit B hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Exhibit A -- Transactions in Exchangeable Preferred Stock During Past 60 Days by VP.

    Exhibit B -- Agreement among VP, FEP and Messrs. Fisher and Ewing with respect to the filing of Schedule 13D.

- -----------------------                               -------------------
 CUSIP No. 126520 20 4                                 Page 7 of 9 Pages
- -----------------------                               -------------------


                                      SIGNATURES



    After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.


VALUE PARTNERS, LTD.



By: Fisher Ewing Partners,
    its General Partner


    /s/ TIMOTHY G. EWING
    ------------------------
    Timothy G. Ewing, Partner


    /s/ RICHARD W. FISHER
    ------------------------
    Richard W. Fisher, Partner

Date:  November 10, 1995



FISHER EWING PARTNERS


By: /s/ TIMOTHY G. EWING
    -------------------------
    Timothy G. Ewing, Partner

Date:  November 10, 1995

- -----------------------                               -------------------
 CUSIP No. 126520 20 4                                 Page 8 of 9 Pages
- -----------------------                               -------------------


                                      EXHIBIT A

                             TRANSACTIONS IN EXCHANGEABLE
                                PREFERRED STOCK DURING
                                     PAST 60 DAYS



              TRADE
              DATE                                      QUANTITY
              -------                                   --------

              09-14-95                                   100,000

              09-14-95                                     7,600

              09-22-95                                    10,000

              10-09-95                                   100,000

              10-13-95                                    12,000

              10-24-95                                    85,000

              10-25-95                                    15,000

              11/9/95                                     20,000

- -----------------------                               -------------------
 CUSIP No. 126520 20 4                                 Page 9 of 9 Pages
- -----------------------                               -------------------


                                      EXHIBIT B

                                      AGREEMENT


     This will confirm the agreement by and among all of the undersigned that the Report on Schedule 13D filed on November 13, 1995, and any amendments thereto with respect to the beneficial ownership of the undersigned of the shares of 12% Cumulative Exchangeable Redeemable Preferred Stock of Telos Corporation, a Maryland corporation, is being filed on behalf of each of the parties named below. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


VALUE PARTNERS, LTD.



By:  Fisher Ewing Partners,
     its General Partner


     /s/ TIMOTHY G. EWING
     -------------------------
     Timothy G. Ewing, Partner



     /s/ RICHARD W. FISHER
     -------------------------
     Richard W. Fisher, Partner

Date:  November 10, 1995



FISHER EWING PARTNERS


By:  /s/ TIMOTHY G. EWING
     ------------------------
     Timothy G. Ewing, Partner

Date:  November 10, 1995

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 1)*

                                  TELOS CORPORATION
         -------------------------------------------------------------------
                                   (NAME OF ISSUER)

          12% CUMULATIVE EXCHANGEABLE REDEEMABLE PREFERRED STOCK
          ------------------------------------------------------------------
                            (TITLE OF CLASS OF SECURITIES)

                                     126520 20 4
          -----------------------------------------------------------------
                                    (CUSIP NUMBER)

                                   Timothy G. Ewing
                                Fisher Ewing Partners
                                   2200 Ross Avenue
                                      Suite 4660
                                 Dallas, Texas  75201
                                   (214) 999-1900
          ------------------------------------------------------------------
              (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                          RECEIVE NOTICES AND COMMUNICATIONS)

                                  February 13, 1996
         --------------------------------------------------------------------
               (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 6 Pages

- ---------------------                                 -----------------
CUSIP No. 126520 20 4                                 Page 2 of 6 Pages
- ---------------------                                 -----------------

- ----------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    VALUE PARTNERS, LTD.
- ----------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP         (a)  [ ]

                                                           (b)  [ ]
- ----------------------------------------------------------------------
3.  SEC USE ONLY

- ----------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC
- ----------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT
    TO ITEMS 2(d) OR 2(e)                                       [ ]

    NOT APPLICABLE
- ----------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    TEXAS
- ----------------------------------------------------------------------
7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER

    673,317
- ----------------------------------------------------------------------
8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER

    -0-
- ----------------------------------------------------------------------
9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER

    673,317
- ----------------------------------------------------------------------
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED DISPOSITIVE POWER

    -0-
- ----------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

    673,317
- ----------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                              [ ]

- ----------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    18.73%
- ----------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    PN
- ----------------------------------------------------------------------
- ----------------------------------------------------------------------

- ---------------------                                 -----------------
CUSIP No. 126520 20 4                                 Page 3 of 6 Pages
- ---------------------                                 -----------------

- --------------------------------------------------------------------
- --------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    FISHER EWING PARTNERS
- --------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP         (a)  [ ]

                                                           (b)  [ ]
- --------------------------------------------------------------------
3.   SEC USE ONLY

- --------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC
- --------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT
    TO ITEMS 2(d) OR 2(e)                                       [ ]

    NOT APPLICABLE
- --------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    TEXAS
- --------------------------------------------------------------------
7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER

    673,317
- --------------------------------------------------------------------
8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER

    -0-
- --------------------------------------------------------------------
9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER

    673,317
- --------------------------------------------------------------------
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED DISPOSITIVE POWER

    -0-
- --------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

    673,317
- --------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                              [ ]

- --------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    18.73%
- --------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    PN
- --------------------------------------------------------------------
- --------------------------------------------------------------------

- ---------------------                                  -----------------
CUSIP No. 126520 20 4                                  Page 4 of 6 Pages
- ---------------------                                  -----------------

                           AMENDMENT NO. 1 TO SCHEDULE 13D

     This statement amends ("Amendment No. 1") the Schedule 13D (the "Schedule") filed by Value Partners, Ltd. and Fisher Ewing Partners with the Securities and Exchange Commission on November 13, 1995, with respect to the 12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value per share ("Exchangeable Preferred Stock"), of Telos Corporation, a Maryland corporation (the "Issuer"). All defined terms refer to terms defined herein and in the Schedule. Notwithstanding this Amendment No. 1, the Schedule speaks as of its respective dates. The Schedule is amended only to the extent set forth below:

     ITEM 4. PURPOSE OF TRANSACTION appearing in the Schedule is deleted in its entirety and replaced with the following:

"ITEM 4.  PURPOSE OF TRANSACTION

     The purpose of the acquisition of shares of the Issuer's Exchangeable Preferred Stock by VP and FEP is for investment. The shares reported on this Schedule were not purchased with the intention of exercising control over the Issuer. Although the Exchangeable Preferred Stock is non-voting stock, it has the exclusive right to vote as a class for up to two directors if at any time or times dividends payable on the Exchangeable Preferred Stock shall be in arrears and unpaid for three consecutive full semi-annual periods. The Issuer's Form 10-Q for the quarterly period ended September 30, 1995 stated that no dividends on the Exchangeable Preferred Stock were declared or paid during fiscal years 1994, 1993 and 1992. VP and FEP believe that no dividends on the Exchangeable Preferred Stock were declared or paid during fiscal year 1995. Consequently, VP and FEP believe that, pursuant to the terms of the Exchangeable Preferred Stock, holders of the Exchangeable Preferred Stock currently have the right to elect, voting separately as a class, two directors to the Board of Directors of the Issuer at any annual or special meeting of the stockholders of the Issuer held for the purpose of electing directors. VP currently intends to exercise these voting rights and, in that regard, may: (i) request that the Issuer call a special meeting of stockholders, or include such an election at the next annual meeting of stockholders if the annual meeting will be held within 90 days of the requested special meeting, to elect the two "Class D" directors which may be elected by holders of the Exchangeable Preferred Stock; (ii) request that VP be provided with a list of stockholders of the Exchangeable Preferred Stock and with other corporate documentation of the Issuer; (iii) call a special meeting of Exchangeable Preferred Stockholders to elect the Class D directors if the proper officers of the Issuer fail to do so pursuant to the terms of the Exchangeable Preferred Stock; (iv) nominate one or two persons to run as candidates for the Class D director positions; (v) vote its shares of the Exchangeable Preferred Stock in favor of one or more nominees for the Class D director positions; (vi) take such other action, in its sole discretion, to facilitate the above, including contacting other holders of the Exchangeable Preferred Stock and possibly, the solicitation of proxies in favor of VP's or another stockholder's nominees; or (vii) exercise any or all rights available to holders of the Exchangeable Preferred Stock or take any other action it may deem to be appropriate. In the future, VP, FEP or Messrs. Ewing or Fisher may determine to purchase additional shares of the Issuer's Exchangeable Preferred Stock (or other securities of the Issuer), or VP, FEP or Messrs. Ewing or Fisher may determine to sell shares of the Exchangeable Preferred Stock. Any such determination will depend upon a number of factors, including market prices, the Issuer's prospects and alternative investments.

- ---------------------                                  ------------------
CUSIP No. 126520 20 4                                  Page 5 of 6 Pages
- ---------------------                                  ------------------

     While VP and FEP intend to exercise their rights as stockholders, except as set forth above, none of VP, FEP or Messrs. Fisher and Ewing currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's Articles of Incorporation, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above."

                                      SIGNATURES



     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 1 to the Schedule 13D is true, complete and correct.


VALUE PARTNERS, LTD.



By:  Fisher Ewing Partners,
     its General Partner


     /s/ TIMOTHY G. EWING
     --------------------
     Timothy G. Ewing, Partner


Date:  February 13, 1996




FISHER EWING PARTNERS


By:  /s/ TIMOTHY G. EWING
     -----------------------
     Timothy G. Ewing, Partner

Date:  February 13, 1996

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                TELOS CORPORATION
- --------------------------------------------------------------------------------
                                 (NAME OF ISSUER)

             12% CUMULATIVE EXCHANGEABLE REDEEMABLE PREFERRED STOCK
- --------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   126520 20 4
- --------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                Timothy G. Ewing
                              Fisher Ewing Partners
                                2200 Ross Avenue
                                   Suite 4660
                              Dallas, Texas  75201
                                 (214) 999-1900
- --------------------------------------------------------------------------------
(NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                   May 3, 1996
- --------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of  7  Pages

CUSIP No. 126520 20 4                                          Page 2 of 7 Pages

- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    VALUE PARTNERS, LTD.
- --------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                      (a) [  ]

                                                                        (b) [  ]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC
- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [  ]

    NOT APPLICABLE
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    TEXAS
- --------------------------------------------------------------------------------
7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER

    714,317
- --------------------------------------------------------------------------------
8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER

    -0-
- --------------------------------------------------------------------------------
9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER

    714,317
- --------------------------------------------------------------------------------
10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER

     -0-
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     714,317
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [  ]

- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.87%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

CUSIP No. 126520 20 4                                          Page 3 of 7 Pages

- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    FISHER EWING PARTNERS
- --------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                      (a) [  ]

                                                                        (b) [  ]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC
- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [  ]

    NOT APPLICABLE
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    TEXAS
- --------------------------------------------------------------------------------
7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER

    714,317
- --------------------------------------------------------------------------------
8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER

    -0-
- --------------------------------------------------------------------------------
9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER

    714,317
- --------------------------------------------------------------------------------
10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER

     -0-
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     714,317
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [  ]

- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.87%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

CUSIP No. 126520 20 4                                          Page 4 of 7 Pages


                         AMENDMENT NO. 2 TO SCHEDULE 13D

     This statement amends ("Amendment No. 2") the Schedule 13D (the "Schedule") and Amendment No. 1 to the Schedule ("Amendment No. 1") filed by Value Partners, Ltd. ("VP") and Fisher Ewing Partners ("FEP") with the Securities and Exchange Commission on November 13, 1995 and February 15, 1996, respectively, with respect to the 12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value per share ("Exchangeable Preferred Stock"), of Telos Corporation, a Maryland corporation (the "Issuer"). All defined terms refer to terms defined herein, in the Schedule and in Amendment No. 1. Notwithstanding this Amendment No. 2, the Schedule and Amendment No. 1 speak as of their respective dates. The Schedule and Amendment No. 1 are amended only to the extent set forth below:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION is amended as follows:

     ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On May 2, 1996 and May 3, 1996, VP purchased a total of 41,000 shares of the Issuer's Exchangeable Preferred Stock.

     VP's source of funds for the purchase of the 41,000 shares of the Issuer's Exchangeable Preferred Stock as described herein was its working capital (i.e., its partnership capital account). None of FEP, Mr. Fisher or Mr. Ewing (the general partners of FEP) has purchased any shares of the Issuer's Exchangeable Preferred Stock.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER is amended as follows:

     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     a. VP directly and beneficially owns 714,317 shares of the Issuer's Exchangeable Preferred Stock, which represents 19.87% of the 3,595,586 outstanding shares of Issuer's Exchangeable Preferred Stock as of March 1, 1996, the date of the share calculation set forth on the Issuer's most recently filed Form 10-K for the year ended December 31, 1995. None of FEP or Messrs. Fisher or Ewing directly own any shares of Exchangeable Preferred Stock. By reason of the provisions of Rule 13d-3 under the Exchange Act, each of FEP, Mr. Fisher and Mr. Ewing may be deemed to beneficially own the 714,317 shares of Exchangeable Preferred Stock owned by VP, but each hereby disclaims beneficial ownership pursuant to Rule 13d-4.

     b. VP has the sole power to vote and the sole power to dispose of the shares of Exchangeable Preferred Stock owned by it through its general partner, FEP, and FEP acts solely through its general partners, Messrs. Fisher and Ewing. Accordingly, each of FEP and Messrs. Fisher and Ewing may be deemed to have sole voting and dispositive power with respect to the shares of Issuer's Exchangeable Preferred Stock owned by VP.

     c. Except as disclosed in Exhibit A of this Schedule, none of VP, FEP or Messrs. Fisher or Ewing has effected any transaction in the Issuer's Exchangeable Preferred Stock within the past 60 days.

CUSIP No. 126520 20 4                                          Page 5 of 7 Pages

     d. No person or entity other than VP has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Exchangeable Preferred Stock beneficially owned by VP.

     e.   Not applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A -- Transactions in Exchangeable Preferred Stock During Past 60 Days by VP.

CUSIP No. 126520 20 4                                          Page 6 of 7 Pages


                                   SIGNATURES




     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 2 to the Schedule 13D is true, complete and correct.


VALUE PARTNERS, LTD.



By:  Fisher Ewing Partners,
     its General Partner


     /s/ TIMOTHY G. EWING
     -------------------------------------
     Timothy G. Ewing, Partner


Date:  May 10, 1996




FISHER EWING PARTNERS


By:  /s/ TIMOTHY G. EWING
     ---------------------------------------
     Timothy G. Ewing, Partner

Date:  May 10, 1996

CUSIP No. 126520 20 4                                          Page 7 of 7 Pages

                                    EXHIBIT A

                          TRANSACTIONS IN EXCHANGEABLE
                             PREFERRED STOCK DURING
                                  PAST 60 DAYS
                                      BY VP



               TRADE
               DATE           NO. OF SHARES  PRICE PER SHARE      WHERE EFFECTED
              ------          -------------  ---------------      --------------
               05-02-96       31,000         $6.625               NASDAQ-NMS

               05-03-96       10,000         $6.5625              NASDAQ-NMS